STOCK PURCHASE AGREEMENT

                                     Between

                           FRANCISCAN VINEYARDS, INC.
                            (a Delaware corporation)

                                 Agustin Huneeus
                            Agustin Francisco Huneeus
                               Jean-Michel Valette
         Heidrun Eckes-Chantre Und Kinder Beteiligungsverwaltung II, GbR
           Peter Eugen Eckes Und Kinder Beteiligungsverwaltung II, GbR
                              Harald Eckes-Chantre,
                           Christina Eckes-Chantre and
                               Petra Eckes-Chantre

                                       and

                            CANANDAIGUA BRANDS, INC.
                            (a Delaware corporation)

                              Dated: April 21, 1999

                                TABLE OF CONTENTS
                                                                            Page


1. PLAN OF ACQUISITION.........................................................3
       1.1 Sale and Purchase of Shares.........................................3
       1.2 Purchase Price and Payment..........................................3
       1.3 Adjustments to Purchase Price.......................................3
       1.4 Closing.............................................................4
       1.5 Execution and Delivery of Purchase Price
           and Closing Documents......................................... .....4

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLERS...................5
       2.1 Due Incorporation/Qualification.....................................5
       2.2 Outstanding Capital Stock; Title....................................6
       2.3 Subsidiaries and Other Affiliates...................................7
       2.4 Consents............................................................7
       2.5 No Breach...........................................................8
       2.6 Financial Statements of the Company and ACSA and EVSA...............8
       2.7 Absence of Certain Changes..........................................9
       2.8 Tax Matters........................................................10
       2.9 Litigation.........................................................11
       2.10 Compliance With Laws..............................................11
       2.11 Title to and Condition of Assets..................................12
       2.12 Inventory.........................................................12
       2.13 Product Recall....................................................12
       2.14 Labor Matters.....................................................12
       2.15 Intellectual Property.............................................12
       2.16 Employee Benefits Plan............................................13
       2.17 Employment Contracts..............................................15
       2.18 Contracts.........................................................15
       2.19 Insurance.........................................................15
       2.20 Environmental Compliance..........................................15
       2.21 Related Transactions..............................................16
       2.22 Survival..........................................................16
       2.23 Disclosure........................................................16

3. REPRESENTATIONS AND WARRANTIES OF THE BUYER................................16
       3.1 Due Incorporation..................................................16
       3.2 Power and Authority................................................16
       3.3 Consents...........................................................17
       3.4 No Breach..........................................................17
       3.5 BATF/ABC Licensing.................................................17

       3.6 Financing..........................................................18
       3.7 Investment Intent..................................................18
       3.8 Survival...........................................................18

4. COVENANTS OF THE COMPANY AND SELLERS.......................................18
       4.1 Operation of Business of the Company...............................18
       4.2 Access to Records..................................................19
       4.3 Consents...........................................................19
       4.4 Notification.......................................................19
       4.5 No Shop Provision..................................................20
       4.6 Hart-Scott-Rodino Act..............................................20
       4.7 Environmental Assessment...........................................20
       4.8 Certain Financial Information......................................22
       4.9 Identification of Inventory........................................22
       4.10 Title Matters.....................................................23
       4.11 Cooperation in Huneeus-Chantre Properties  Plan Severance.........24

5. BUYER'S COVENANTS..........................................................24
       5.1 (Intentionally left blank).........................................24
       5.2 HSR Act............................................................24
       5.3 Notification of Certain Matters....................................24
       5.4 Company Records....................................................24
       5.5 Brokers and Finders................................................25
       5.6 Environmental Assessment Commissioned..............................25
       5.7 Repayment of Loans.................................................25
       5.8 Payment of Legal Fees..............................................25

6. CONDITIONS TO BUYER'S OBLIGATIONS..........................................25
       6.1 Covenants..........................................................25
       6.2 HSR Act............................................................26
       6.3 Resignation of Directors and Termination of Valette
           Employment Agreement...............................................26
       6.4 Sale of Vineyards..................................................26
       6.5 EVSA Stock Agreement...............................................26
       6.6 ACSA Stock Agreement...............................................27
       6.7 ACSA and EVSA Shareholders Agreements and Buy-Sell Agreement.......27
       6.8 ACSA Distribution Agreement........................................27
       6.9 Grape Supply Agreements............................................27
       6.10 (Intentionally left blank)........................................28
       6.11 Quintessa Wine Processing Agreement...............................28
       6.12 Lewis Ranch Purchase Agreement....................................28
       6.13 Intercompany Loans................................................28
       6.14 (Intentionally left blank)........................................28

       6.15 Employment and Consulting Agreement...............................28
       6.16 Environmental Assessment..........................................28
       6.17 No Knowledge of Breach by Other Parties...........................29
       6.18 Opinions of Counsel...............................................29
       6.19 Chilean Counsel Opinionl..........................................29
       6.20 (Intentionally left blank)........................................29
       6.21 Payment to MJ Lewis Corp..........................................29
       6.22 Additional Undertakings...........................................29

7. CONDITIONS TO SELLERS' OBLIGATIONS.........................................30
       7.1 Representations and Covenants......................................30
       7.2 HSR Act............................................................30
       7.3 Sale of Vineyards..................................................30
       7.4 EVSA Stock Agreement...............................................30
       7.5 ACSA Stock Agreement...............................................30
       7.6 ACSA and EVSA Shareholders Agreements and Buy-Sell Agreement.......31
       7.7 ACSA Distribution Agreement........................................31
       7.8 Grape Supply Agreements............................................31
       7.9 (Intentionally left blank).........................................32
       7.10 Quintessa Wine Processing Agreement...............................32
       7.11 Lewis Ranch Purchase Agreement....................................32
       7.12 Intercompany Loans................................................32
       7.13 (Intentionally left blank)........................................32
       7.14 Non-Competition and Confidentiality Agreement.....................32
       7.15 No Knowledge of Breach by Other Party.............................33
       7.16 Opinion of Counsel................................................33

8. INDEMNIFICATION AND CERTAIN REMEDIES.......................................33
       8.1 Obligation of Sellers to Indemnify for Certain Liabilities.........33
       8.2 Obligation of Buyer to Indemnify...................................33
       8.3 Claims.............................................................34
       8.4 Obligations of Sellers to Reduce Purchase Price....................34

9. TERMINATION AND ABANDONMENT................................................35
       9.1 Methods of Termination.............................................35
       9.2 Procedure Upon Termination.........................................35

10. MISCELLANEOUS.............................................................35
       10.1 Counterparts......................................................35
       10.2 Notices...........................................................35
       10.3 Public Announcement...............................................37
       10.4 Successors and Assigns............................................37

       10.5 Governing Law.....................................................37
       10.6 Waiver and Other Action...........................................38
       10.7 Entire Agreement..................................................38
       10.8 Severability......................................................38
       10.9 Interpretation....................................................38
       10.10 Third Party Beneficiaries........................................38
       10.11 Arbitration of Environmental Dispute.............................38
       10.12 Venue............................................................41

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (the "Agreement") is made as of April 21, 1999, among Agustin Huneeus, Agustin Francisco Huneeus, Jean-Michel Valette, Heidrun Eckes-Chantre Und Kinder Beteiligungsverwaltung II, GbR (formerly known as Heidrun Eckes-Chantre-Tabet Und Kinder Beteiligungsverwaltung II, GbR), and Peter Eugen Eckes Und Kinder Beteiligungsverwaltung II, GbR (the "Selling Shareholders") and Harald Eckes-Chantre, Christina Eckes-Chantre and Petra Eckes-Chantre (the "Selling Partners") (collectively with the Selling Shareholders, the "Sellers"), Franciscan Vineyards, Inc., a Delaware corporation (the "Company"), and Canandaigua Brands, Inc., a Delaware corporation ("Buyer").

                                   BACKGROUND

         The Company is engaged in producing wines which have a distinguished place in the wine market. The wines are produced primarily from grapes grown by the Company and affiliates of the Sellers at facilities located in the most important wine producing regions in the State of California and in Chile (the "Business"). The Company's wines sell in the premium, super premium and ultra premium price categories. The principal brands sold by the Company are Franciscan, Mt. Veeder, Estancia, Veramonte and Quintessa. The Company's Chilean affiliates were among the first significant producers of premium grapes and wines in Chile's famed Casablanca Valley.

         Buyer is engaged in the international production and marketing of wine, spirits and beer.

         The Sellers and affiliates of the Company now desire to sell and transfer all of their ownership in the Company to the Buyer and to enter into ancillary agreements involving the sale and purchase of certain vineyards, the purchase of grapes, wine processing, distribution and joint ownership of certain corporations in Chile, along with other arrangements with Buyer pertaining to the Business. The Buyer desires to acquire the Business and to enter into these other agreements and arrangements. The Buyer further desires that the Business continue operating with the same vision, drive and direction currently guiding the Business.

         Empresas Vitivincolas SA is a Chilean corporation owning and operating vineyards in Chile ("EVSA"). Alto de Casablanca SA is a Chilean corporation owning and operating the Veramonte winery ("ACSA"). Stonewall Canyon Vineyards, LLC, a California limited liability company ("SCV") and Eckes Properties, Inc., a California corporation ("EPI") own vineyards in Monterey County, Napa County and the Alexander Valley of Sonoma County, California and are affiliates of the Sellers.

         Sellers are directly or indirectly the owners of all of the issued and outstanding shares of capital stock consisting of 10,198 shares of Class A and Class B common stock and 628,500 shares of Class C stock and 901,087 shares of preferred stock of the Company (collectively, the "Shares") and the Selling Partners are the owners of all partnership interests in PCH IV Eckes-Chantre Beteiligungsverwaltung GbR ("PCH IV") which holds certain of the Shares. In connection with the closing of the transactions contemplated by this Agreement, the holders of all options to acquire shares of common stock in the Company pursuant to stock option and stock purchase agreements ("Option Holders") will be bought out of their option rights by the Company in the form of a cashless exercise of their stock options. The Shares will be sold on the terms and conditions of this Agreement for a purchase price of $180,830,000.

         At the same time as the acquisition of the Company is consummated, other arrangements involving the Buyer will be consummated as follows: (i) SCV and EPI will sell and Buyer will purchase certain vineyards and related vineyard assets of these two companies for a purchase price of $28,400,000, and at the same time SCV will distribute to the Company an amount equal to the Company's basis in SCV as held by its MJ Lewis subsidiary, (ii) Huneeus-Chantre Properties LLC ("HCP") and the Company will modify the existing grape purchase contract by which the Company buys substantially all of the grapes grown on the Quintessa vineyards to provide for HCP or its affiliates to retain certain of these grapes but without changing the price terms of the agreement, (iii) H/Q Wines LLC ("H/Q Wines") and the Company will enter into a medium-term agreement whereby the Company will handle the vinification, aging, bottling and storage of Quintessa wines while H/Q Wines seeks to build or acquire its own facilities for these purposes, (iv) the Company will pay in cash all obligations which it owes to SCV, EPI, HCP, EVSA and ACSA, other intercompany obligations will be reconciled, and key executive loans from the Company will be repaid, (v) all of the outstanding Series A preferred stock of each of EVSA and ACSA, which stock is currently owned by the Company, will be converted to common stock of EVSA and ACSA at or prior to Closing, and the Company will acquire sufficient additional common stock of EVSA to achieve 70% ownership of both EVSA and ACSA and will enter into a shareholders agreement concerning each of these companies, (vi) the Company will enter into agreements with Agustin Huneeus, Jean-Michel Valette and Agustin Francisco Huneeus to assure their continued involvement in the Company after the Closing, (vii) ACSA and the Company will enter into an exclusive, worldwide distribution agreement in perpetuity with respect to the Veramonte brand providing an appropriate pricing mechanism and other terms, (viii) the shareholders of ACSA, EVSA and the parties to the ACSA Distribution Agreement will enter into a buy/sell agreement providing for certain parties to trigger a buy/sell arrangement with respect to ACSA and EVSA and the termination of the Distribution Agreement after a certain period, and (ix) the parties will negotiate in good faith to enter into an agreement whereby H\Q Wines may acquire the Quintessa brand and inventory from the Company.

         NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties and covenants contained herein, the parties hereto agree as follows:

         1.       PLAN OF ACQUISITION.

         1.1 SALE AND PURCHASE OF SHARES. Subject to and upon the terms and conditions contained herein, at the closing provided for in Section 1.4 (Closing),

                  (a) the Selling Shareholders will sell and transfer to Buyer, and Buyer will purchase and accept delivery from Selling Shareholders, all of the Shares (other than the Shares held by PCH IV, which are addressed in paragraph 1.1(b) below); and

                  (b) the Selling Partners will sell and transfer to Buyer, and Buyer will purchase and accept delivery from the Selling Partners, of assignment of all of the partnership interests in PCH IV (the "Partnership Interests").

         1.2      PURCHASE PRICE AND PAYMENT.

                  (a) PURCHASE PRICE. Upon the terms and subject to the conditions contained in this Agreement, Buyer will purchase the Shares and the Partnership Interests from Sellers in cash in the aggregate amount of One Hundred Eighty Million and Eight Hundred Thirty Thousand Dollars ($180,830,000) (the "Purchase Price"), of which all will be paid at the Closing. The Purchase Price is to be allocated amongst the Sellers as shown in Exhibit 1.2(a) (Allocation of Purchase Price).

         1.3      ADJUSTMENTS TO PURCHASE PRICE.   At Closing, the Purchase
Price shall be adjusted with respect to the following matters:

                  (a) reduced by 60% of an amount equal to aggregate cash bonuses not to exceed $4 million paid by the Company to non-option participants of Company in anticipation of the Closing; and

                  (b) if required, reduced by an amount not to exceed $9 million in accordance with ss.8.4 (Obligations of Sellers to Reduce Purchase Price), clause (b) of ss.4.7 (Environmental Matters) and subject to the rights of the parties to terminate this Agreement pursuant to clause (b) of ss.9.1(Methods of Termination); and

                  (c) reduced by an amount equal to the dollar amount expended by the Company in connection with the cashless exercise and cancellation of all rights of the Option Holders to acquire stock in the Company; and

                  (d) increased by the amount transferred to MJ Lewis Corp. by SCV pursuant to Section 6.4.

         1.4 CLOSING. Upon the terms and subject to the conditions ontained in this Agreement, the Closing (the "Closing") shall take place at the offices of Farella Braun & Martel LLP, San Francisco, CA or such other place as the parties may mutually agree in writing no later than 10:00 a.m. on June 4, 1999 (the "Initial Closing Date"). If the conditions to Closing have not been met before the Initial Closing Date, either Buyer or the Company may elect by written notice to the other parties to extend the time for the Closing to an outside Closing date not more than thirty (30) days after the Initial Closing Date.

         1.5 EXECUTION AND DELIVERY OF PURCHASE PRICE AND CLOSING DOCUMENTS. At the Closing, amongst other things called for by this Agreement:

                  (a) Buyer shall deliver the Purchase Price (less the Deferred Share Purchase Price) to each Seller in accordance with the allocation shown in Exhibit 1.2(a) (Allocation of Purchase Price) by wire transfer to each Seller's account or by other immediately available funds, pursuant to instructions given to Buyer by each Seller prior to Closing.

                  (b) The Selling Shareholders shall deliver certificates representing their Shares, duly endorsed or accompanied by stock powers executed and in form sufficient to fully vest title in Buyer to all of such Shares.

                  (c) The Selling Partners shall deliver assignments of the Partnership Interests in form sufficient to vest title in Buyer to all of the Partnership Interests, together with any other documents of transfer or assignment reasonably requested by Buyer to consummate the transactions contemplated hereby.

                  (d) The Company and/or Sellers shall deliver the stock books, stock ledgers, minute books, corporate seals, and all other documents, instruments, opinions, writings and other materials required to be delivered by the Company and/or Sellers pursuant to this Agreement.

                  (e) The Company, Sellers, and Buyer shall deliver opinions of counsel as provided in Sections 6.18 and 7.16.

                  (f)      (Intentionally left blank)

                  (g) Except to the extent otherwise provided in Exhibit 1(g) (Steps in Closing), all actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

         2.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLERS.

         Except (i) as set forth in the disclosure schedule attached hereto as
Exhibit 2 (Disclosure Schedule) to this Agreement (the "Disclosure Schedule"),
(ii) as set forth in the Company's 1998 Financial Statements (as defined below), or (iii) as to properties or assets being purchased as part of the transactions contemplated by this Agreement, each Seller, for himself, herself or itself, and not jointly, and the Company represent and warrant to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

         2.1      DUE INCORPORATION, QUALIFICATION AND CORPORATE POWER.

                  (a) INCORPORATION/QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified and in good standing to do business as a foreign corporation in California and does not maintain offices or own assets in any other state, nor is the Company qualified to do business in any other state. The subsidiaries of the Company shown in the Disclosure Schedule (the "Subsidiaries") are corporations duly organized, validly existing and in good standing under the laws of the State of California.

                  (b) AUTHORITY OF COMPANY. The Company has the full corporate power and authority, and all authorizations and permits required by governmental or other authorities, to carry on its business as now being conducted, and the authority to execute, deliver and perform this Agreement. The Subsidiaries have the full corporate power and authority, and all authorizations and permits required by governmental or other authorities, to carry on their respective businesses as now being conducted. This Agreement has been duly authorized, executed and delivered by the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate and perform the transactions contemplated by this Agreement. This Agreement is a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, reorganization, insolvency or similar laws and subject to general principles of equity.

                  (c) AUTHORITY OF SELLERS. Each Seller represents as to itself that (i) he, she or it has the legal capacity and authority to execute, deliver and perform this Agreement; (ii) this Agreement has been duly authorized, executed and delivered by the Seller and no other action by the Seller is necessary to authorize this Agreement or to consummate and perform the transactions contemplated by this Agreement; and (iii) this Agreement is a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, reorganization, insolvency or similar laws and subject to general principles of equity.

                  (d) ARTICLES OF INCORPORATION AND BYLAWS. The Company has (or will cause to be) delivered to Buyer true and complete copies of the Articles of Incorporation and Bylaws of the Company and of the Subsidiaries as in effect on the date hereof. Neither the Company nor the Subsidiaries are in default under or in violation of any provision of its Articles of Incorporation or Bylaws.

         2.2      OUTSTANDING CAPITAL STOCK; TITLE.

                  (a) CAPITALIZATION. The authorized capital stock of the Company consists of 12,198 Shares of common stock, 1,000,000 Shares of preferred stock and 1,000,000 shares of Class C stock, of which 10,198 Shares of Class A and B common stock, 628,500 shares of Class C stock and 901,087 Shares of preferred stock are issued and outstanding, with options or rights to acquire 1,636 additional shares of Class A and Class B common stock (the "Stock Options") remaining outstanding and unexercised. The Shares have been duly authorized and validly issued and are fully paid, nonassessable, and at the time of delivery at the Closing will be free and clear of all liens, claims, pledges and encumbrances and shall (including the Shares held by PCH IV) constitute 100% of the outstanding capital stock of the Company. Since December 31, 1998, $1,490,940 of new cash capital has been contributed to the Company in the form of cash or notes which will be repaid in full at or before the Closing.

                  (b)      OWNERSHIP.

                           (i)      Each Selling Shareholder represents as to
that Selling Shareholder that (i) the Selling Shareholder is the lawful record and beneficial owner of the number of Shares set forth next to its name in the Disclosure Schedule; (ii) there are no voting trusts, voting agreements, proxies or other agreements or instruments or understandings with respect to the voting of the Shares of the Selling Shareholder; and (iii) the Selling Shareholder has and, on the Closing Date, will transfer to Buyer, good, valid and marketable title to the Selling Shareholder Shares, free and clear of any and all liens, pledges, encumbrances and restrictions.

                           (ii)     Each Selling Partner jointly and severally
represents that: (i) PCH IV is the lawful record and beneficial owner of the number of Shares set forth next to PCH IV's name in the Disclosure Schedule;
(ii) there are no voting trusts, voting agreements, proxies or other agreements, instruments or understandings with respect to the voting of the Shares held by PCH IV; (iii) the Selling Partners are the lawful owner of all the Partnership Interests and no other person, corporation, company or other entity has any interest in PCH IV; (iv) on the Closing Date, PCH IV will have no liabilities, accrued or contingent, and as a result of the purchase of the Partnership Interests as contemplated hereby, Buyer will neither assume nor become obligated for any liabilities of any kind; (v) on the Closing, the only assets or property of PCH IV will be 360,435 Shares of preferred stock and 2,000 Shares of Class A common stock of the Company; (vi) the Selling Partners have, and on the Closing Date, will transfer to Buyer, valid title to the Partnership Interests, free and clear of any and all liens, pledges, encumbrances and restrictions, and following the purchase by Buyer of the Partnership Interests hereunder, Buyer will acquire all ownership interests in and to PCH IV and will be the sole beneficial owner of the assets held by PCH IV, and (vii) upon the acquisition by Buyer of the Partnership Interests, PCH IV shall immediately dissolve by operation of law.

                  (c) OPTIONS OR OTHER RIGHTS OBLIGATING COMPANY. There are no outstanding or authorized Shares, options, warrants, or purchase, subscription, call, conversion, exchange or other contracts or instruments convertible into Shares ("Securities") obligating the Company to sell, exchange or otherwise deliver, or to purchase, redeem or otherwise receive or acquire Securities of the Company. No dividends have been declared and remain unpaid by the Company.

                  (d)      OPTIONS OR OTHER RIGHTS OBLIGATING SELLERS.

                           (i)      Each Seller represents as to that Seller
that there are no outstanding or authorized Securities obligating the Seller to sell, exchange or otherwise deliver, or to purchase or otherwise receive or acquire Securities of the Company.

                           (ii) Each Selling Partner jointly and severally
represents as to PCH IV that there
are no outstanding or authorized Securities obligating PCH IV to sell, exchange or otherwise deliver, or to purchase or otherwise receive or acquire Securities of the Company.

         2.3      SUBSIDIARIES AND OTHER AFFILIATES.

                    The Company does not own, directly or indirectly, any capital stock of, or other investment or interest in, any corporation, partnership, limited liability company, joint venture or other entity.

         2.4      CONSENTS.

                  (a) CONSENTS RELATING TO COMPANY. Except as required by the Bureau of Alcohol, Tobacco & Firearms, the California Department of Alcoholic Beverage Control or pursuant to HSR, there are no authorizations, consents, permits, licenses or approvals of, or declarations, registrations or filings with, any governmental or regulatory authority required by the Company in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.

                  (b) CONSENTS RELATING TO THE SELLERS. Each Seller represents as to that Seller (and the Selling Partners jointly and severally represent as to PCH IV) that except as required by the Bureau of Alcohol, Tobacco & Firearms, the California Department of Alcoholic Beverage Control or pursuant to HSR, there are no authorizations, consents, permits, licenses or approvals of, or declarations, registrations or filings with, any governmental or regulatory authority required by the Seller (and, in the case of the Selling Partners, by PCH IV) in connection with the execution, delivery or performance by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby.

         2.5      NO BREACH.

                  (a) NO BREACH BY COMPANY. The execution, delivery and performance of this Agreement by the Company of the transactions contemplated hereby or thereby will not violate, breach, conflict with, constitute a default under or result in the imposition of any lien, claim or encumbrance upon the Shares or any property or asset of the Company pursuant to: (i) any provision of the Articles of Incorporation or Bylaws of the Company; (ii) any law, statute, rule or regulation or order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body to which the Company or any of its respective properties is subject, or (iii) any lease or other agreement (other than obligations which involve $250,000 or less per year) to which the Company is a party, by which the Company is bound, or to which any of the assets or properties are subject.

                  (b) NO BREACH BY SELLERS. Each Seller represents as to that Seller (and the Selling Partners jointly and severally represent and warrant as to PCH IV) that the execution, delivery and performance of this Agreement by Sellers of the transactions contemplated hereby or thereby will not violate, breach, conflict with, constitute a default under or result in the imposition of any lien, claim or encumbrance upon the Shares, the Partnership Interests (and, in the case of the Selling Partners, upon PCH IV) or any property or asset of the Company pursuant to: (i) any provision of the Articles of Incorporation or Bylaws of the Company or, in the case of the Selling Partners, the Partnership Agreement of PCH IV; (ii) any law, statute, rule or regulation or order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body to which Sellers or any of their properties are subject, or (iii) any lease or other agreement (other than obligations which involve $250,000 or less of annual revenue or expense) to which the Seller is a party, by which the Seller is bound, or to which any of the Seller's assets or properties are subject.

         2.6      FINANCIAL STATEMENTS OF THE COMPANY AND ACSA AND EVSA

                  (a) The Company has delivered to Buyer true, correct and complete copies of the following financial statements, including the notes thereto, of the Company (collectively the "Financial Statements"): the audited balance sheets of the Company as of December 31, 1998 (the "Balance Sheet Date"), audited balance sheets as of December 31, 1997 and December 31, 1996, with the related statements of income, and statements of cash flows for the years then ended, all certified by the Company's independent public accountants (with the Financial Statements for the year ended December 31, 1998 referred to as the "1998 Financial Statements"). The Company has no debts, obligations, guaranties of the obligations of others or liabilities of the type required to be disclosed in the Financial Statements under generally accepted accounting principles, except for (1) debts, obligations, guaranties and liabilities reflected or reserved against in the Financial Statements and (2) debts, obligations, guaranties and liabilities incurred or entered into in the ordinary course of business after the Balance Sheet Date. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied by the Company throughout the periods indicated and fairly present the financial position of the Company as of the respective dates thereof and the results of its operations for the periods indicated.

                  (b) ACSA and EVSA have delivered to the Buyer true, correct and complete copies of the following financial statements, including the notes thereto, of ACSA and EVSA (collectively the "ACSA and EVSA Financial Statements"); the audited balance sheets of ACSA and EVSA as of December 31, 1998 and 1997, of ACSA as of December 31, 1997 and 1996, and of ACSA as of December 31, 1996 and 1995, with the related statement of income, and statements of cash flows for the years then ended, all certified by ACSA and EVSA's independent public accountants. ACSA and EVSA have no debts, obligations, guaranties of the obligations of others or liabilities of the type required to be disclosed in the ACSA and EVSA Financial Statements under generally accepted accounting principles, except for (1) debts, obligations, guaranties and liabilities reflected in the ACSA and EVSA Financial Statements and (2) debts, obligations, guaranties and liabilities incurred or entered into in the ordinary course of business after December 31, 1998. The ACSA and EVSA Financial Statements have been prepared in accordance with generally accepted principles consistently applied by ACSA throughout the periods indicated and fairly present the financial position of ACSA and EVSA as of the respective dates thereof and the results of its operations for the periods indicated.

         2.7 ABSENCE OF CERTAIN CHANGES. Except with regard to the Announcement Matters referred to below, since December 31, 1998 (the date of the most recent unaudited financial statements of the Company, the "Balance Sheet Date"), the affairs of the Company have been conducted in the ordinary course of business and the Company has not suffered any adverse change in its business, results of operations, working capital, assets, or liabilities, or the manner of conducting its business. Without limiting the generality of the foregoing, since the Balance Sheet Date none of the following has occurred:

                  (a) any transaction contracted for or concluded by the Company except transactions in the ordinary course of business or transactions not having an adverse effect on the Company;

                  (b) any change in accounting methods or practices by the Company;

                  (c) any increase in salary, bonus or other compensation payable or to become payable by the Company to any of its officers, directors or employees in an amount in excess of the Company' periodic bonuses and increases;

                  (d) any sale or transfer of any of the Company's assets except in the ordinary course of business or as may be contemplated in connection with the Closing of the transactions contemplated by this Agreement;

                  (e) any amendment or termination of any agreement of the Company involving more than $250,000 per year of revenue or expense which is not terminable on notice of ninety (90) days or less without a penalty (a "Material Contract"), except as may be contemplated in connection with the Closing of the transactions contemplated by this Agreement;

                  (f) any loan by the Company to any person or entity or guaranty by the Company of any such loan, except in the ordinary course of business or as may be contemplated in connection with the Closing of the transactions contemplated by this Agreement;

                  (g) any mortgage, pledge or other encumbrance of any asset of the Company, except in the ordinary course of business or as may be contemplated in connection with the Closing of the transactions contemplated by this Agreement;

                  (h) commencement or notice or threat of commencement of any civil litigation or any governmental proceeding against or investigation of the Company.

The "Announcement Matters" means the resignation or termination of employees, suppliers or customers or changes in sales volumes beyond the Company's reasonable control which occur as a result of the announcement or consummation of the transactions contemplated by this Agreement.

         2.8 TAX MATTERS. For purposes of this Agreement, the term "Taxes" means all taxes of any kind or nature, including but not limited to U.S., state, local and foreign income taxes, withholding taxes, branch profit taxes, gross receipts taxes, franchise taxes, sales and use taxes, business and occupation taxes, property taxes, VAT, custom duties or imposts, stamp taxes, excise taxes, payroll taxes, intangible taxes and capital taxes and any penalties or interest thereon.

                  (a) The Company has filed within the time and in the manner prescribed by law all tax returns and reports required to be filed by it under the laws of the United States and each state or other jurisdiction in which it conducts business activities requiring the filing of tax returns or reports and has paid all taxes shown due on such returns or subsequent assessments.

                  (b) There are no tax liens (whether imposed by the United States, any state, local, foreign or other taxing authority) outstanding against the Company or any of its assets (other than liens for taxes not yet due and owing).

                  (c) All Taxes that the Company is required to withhold or to collect have been duly withheld or collected and all withholdings and collections either have been duly and timely paid over to the appropriate governmental authorities or are, together with the payments due or to become due in connection therewith, duly reflected on the Financial Statements.

                  (d) On or before the date of Closing, the Company and its shareholders, directors and option holders shall have taken all steps necessary under United States Internal Revenue Code ss.280G (including executing all shareholder and other approvals), to cause any and all payments made by the Company in connection with this Agreement and the transactions contemplated hereby to any "disqualified individuals" (as such term is defined in IRC ss.280G) which might otherwise constitute "excess parachute payments" (as such term is defined in IRC ss.280G) to be fully deductible to the Company.

                  (e) In connection with the recapitalization of the Company's Class C stock into the Company's preferred stock as provided in
Section 6.20, and the transfer of funds by SCV to MJ Lewis Corp., as described in Sections 6.4 and 6.21, the Company will not incur any tax liability.

         2.9 LITIGATION. There is no (i) suit, action, litigation or other similar proceeding pending or threatened against the Company, affecting the Company or its business, assets, properties or operations or (ii) order, judgment or decree to which the Company or its business, assets, properties or operations is subject.

         2.10 COMPLIANCE WITH LAWS. The Company is in compliance with all laws, ordinances, regulations and orders applicable to its business or operations ("Laws") and has not since January 1, 1996, received any notification of any asserted past or present failure to comply with any law, ordinance, regulation or order. The Disclosure Schedule contains a complete list of all of the governmental licenses and permits, consents, orders, decrees, notifications and other compliance requirements under which the Company is operating or bound.

         2.11 TITLE TO AND CONDITION OF ASSETS. The tangible personal property included in the Company's assets is in usable condition. Except as set forth in the Financial Statements or the Disclosure Schedule and subject to the provisions of Section 4.10 (Title Matters), the Company has good and marketable and unencumbered legal title to each of its assets, free and clear of any claim, charge, easement, encumbrance, security interest, lien, option, pledge, right of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, law, equity or otherwise except for any restrictions on transfer generally arising under any applicable federal or state securities law ("Encumbrances"). There is no pending or threatened action that would interfere with the quiet enjoyment of such leaseholds by the Company.

         2.12 INVENTORY. All inventory of the Company reflected in the Financial Statements has been produced and packaged in accordance with all applicable laws, regulations and orders and is usable and salable in the ordinary course of business and is of equivalent quality to the inventory of the Company over the past three (3) years, except for inventory items, if any, which have been written down in the Financial Statements to realizable fair market value or for which adequate reserves have been provided therein.

         2.13 PRODUCT RECALL. The Company has not since January 1, 1996 recalled any products made, bottled, distributed or sold by the Company and it is not now nor has it ever been under any obligation to do so, and there is no reasonable basis known to the Company for any such recall.

         2.14 LABOR MATTERS. The Company is not a party to any labor agreement with respect to its employees with any labor organization, group or association. Since January 1, 1996, the Company has not experienced any attempt by organized labor or its representatives to make the Company conform to demands of organized labor relating to its employees or to enter into a binding agreement with organized labor that would cover the employees of the Company. There is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations Board or any other governmental agency, and since January 1, 1996, the Company has not experienced a work stoppage or other labor difficulty.

         2.15     INTELLECTUAL PROPERTY

                  (a) Set forth in the Disclosure Schedule is a list and a brief description or identification of all trademarks and trademark applications (including registration and application numbers therefor), owned by Company and/or used in connection with the Business. The Company owns all right, title and interest in and to or possesses licenses or other rights to use all trademarks and trademark applications, trade names, fictitious or assumed names, service marks, service mark applications, registered copyrights, copyright applications, trade secrets, license agreements and all similar proprietary rights used in connection with the Business (collectively the "Intellectual Property") necessary to conduct its business as now operated. The Intellectual Property does not infringe any rights of others nor is any other person infringing the Intellectual Property.

                  (b) The Company has not received any written notice from any third party within twelve months prior to the date of this Agreement that challenges the ownership of or the Company's right to use any of the Intellectual Property. None of the Intellectual Property has expired or been canceled or abandoned. Any applications for Intellectual Property (including all applications required for renewal of Intellectual Property) which are pending with the applicable governmental entities have not been finally rejected on any grounds and neither Sellers nor the Company has any knowledge of any reason why any such applications should not be granted. None of the past or present employees, officers, directors or shareholders of the Company has any rights in any of the Intellectual Property. The Company has not granted any outstanding, written licenses that are in effect relating to the Intellectual Property other than to distributors and brokers solely in connection with the promotion and sale of the Company's products. The Company does not have any obligation under any contract or agreement to make any material royalty or other payments for use of any of the Intellectual Property.

         2.16     EMPLOYEE BENEFITS PLAN.

                  (a) The Disclosure Schedule lists all employee benefit plans and agreements to which the Company is a party or by which the Company is bound with respect to (i) pension or retirement income plans and agreements,
(ii) plans, agreements, arrangements or practices, whether or not written, relating to other "fringe benefits" to employees, officers, directors, agents, or others, including, but not limited to vacation, sick leave, medical, hospitalization, dental, child care, parenting, sabbatical, life and other insurance, and similar or related benefits, and perquisites including, but not limited to, company automobiles, club memberships or privileges, and other similar or related benefits, (iii) any other "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and the related regulations and published interpretations ("ERISA") (such plans, agreements, arrangements or practices described in this sentence herein referred to individually as a "Plan" and collectively as the "Plans"). The Company has delivered to Buyer true and complete copies of all documents constituting such Plans together with summary plan descriptions of those plans or arrangements not otherwise in writing.

                  (b) The Company is in compliance with the applicable provisions of ERISA and the Internal Revenue Code of 1986, as amended (the "Code") with respect to all Plans, and the Company is in compliance with Laws applicable to such Plans.

Without limiting the generality of the foregoing all Plans are fully funded in accordance with their terms and applicable Law. The Company has performed all of its obligations under all Plans. Each of the Plans, which is intended to be qualified and tax exempt under code Sections 401(a) and 501(a), is so qualified and is subject to a current favorable determination letter from the Internal Revenue Service.

                  The representations and warranties set forth in Sections 2.16(c) through (h) below shall not be deemed to have been breached by the Sellers or the Company if any such breach is as a result of operations in the ordinary course of business or is not adverse to the Company.

                  (c) Except as contemplated in this Agreement, the Company has no express or implied commitment (i) to create or incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

                  (d) Neither the Company nor any "ERISA Affiliate" of the Company has ever sponsored, contributed to or participated in a pension plan subject to Title IV of ERISA, including but not limited to any defined benefit plan, any multiemployer plan (as defined in Section 4001(a)(3) of ERISA), or any multiple employer plan subject to Sections 4063 and 4064 of ERISA, and no fact or event exists which could give rise to any liability under Title IV of ERISA. An "ERISA Affiliate" is any trade or business (whether or not incorporated) which is treated with the Company as a single employer under Section 414(b),
(c), (m) or (o) of the Code.

                  (e) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Except as set forth on the Disclosure Schedule, neither the Company nor any ERISA Affiliate is currently liable or has previously incurred any liability for any tax or penalty arising under the Code or ERISA, and no fact or event exists which could give rise to any such liability.

                  (f) There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of the Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Plans.

                  (g) There are no pending legal proceedings which have been asserted or instituted against any of the Plans, the assets of any such Plans or the Company or any

ERISA Affiliate or the plan administrator or any fiduciary of the Plans with respect to the operation of such plans (other than routine, uncontested benefits claims).

                  (h) The Company does not maintain any welfare benefit plan providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee's own expense), and the Company and each of its ERISA Affiliates have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder.

         2.17 EMPLOYMENT CONTRACTS. The Disclosure Schedule contains a list of all employment contracts, deferred compensation, profit-sharing, stock purchase, stock option, stock appreciation right, bonus and severance plans and agreements or similar agreements by which the Company is bound. Except as set forth in the Disclosure Schedule or the Financial Statements and except as contemplated pursuant to this Agreement, (i) all the contracts and arrangements described in this Section 2.17 are in full force and effect and there is no default by the Company under any of them, and (ii) the Company has not entered into any written severance agreement or similar arrangement in respect of any present or former employee that will result in any obligation (absolute or contingent) of Buyer or the Company to make any payment in excess of $100,000 to any present or former employee following termination of employment.

         2.18 CONTRACTS. The Company is not in material default under any contracts to which it is a party which call for or involve the payment, potential payment or accrued obligation by the Company from the date hereof through the earliest date such contract can be terminated unilaterally either by the Company or the other party thereto without penalty, of an amount in excess of $35,000; provided, however, all contracts not so listed in the Disclosure Schedule or the Financial Statements shall not in the aggregate exceed $225,000. The accounts receivable of the Company are legally valid and enforceable obligations, it being understood that no guaranty of collection is hereby given.

         2.19 INSURANCE. The Disclosure Schedule contains a list of all insurance policies held by the Company concerning its business. There is no current default with respect to the payment of premiums under any such contract or otherwise.

         2.20 ENVIRONMENTAL COMPLIANCE. The Company has not generated, used, transported, treated, stored, released or disposed of, and has not expressly permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance including substances that are defined or listed in, or otherwise classified pursuant to any applicable Laws as "hazardous substances" "hazardous materials," "hazardous wastes" or "toxic substances" including petroleum and asbestos (collectively, "Hazardous Substance") in violation of any Law. Any Hazardous Substance handled or dealt with or disposed of in any way in connection with operation of the Company, whether by the Company or the Company's agents, during Sellers' ownership, has been handled, dealt with, or disposed of in all respects in compliance with applicable Laws. There has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance by the Company or the use of any property or facility of the Company which has created or might reasonably be expected to create any liability under any laws or which would require reporting to or notification of any governmental entity.

         2.21 RELATED TRANSACTIONS. Except as contemplated by this Agreement, the Company is not, directly or indirectly, a party to any transactions with any officer, director or shareholder of the Company or their affiliates which will survive the Closing, and none of such persons has any direct or indirect interest in any, supplier or customer of the Company which will survive the Closing.

         2.22 SURVIVAL. The representations and warranties contained in Sections 2.1(c), 2.2(b), 2.2(d), 2.4(b) and 2.5(b) (the "Surviving
Representations and Warranties") shall survive the Closing Date. All other representations and warranties of the Company and Sellers contained in this
Article 2 shall terminate at the Closing. None of the representations and warranties is a condition to the obligation of Buyer to consummate the transactions contemplated pursuant to this Agreement.

         2.23 DISCLOSURE. No representation or warranty made by the Company or Sellers contained in this Agreement or in the Disclosure Schedule and the certificates or other instruments delivered pursuant to this Agreement, as of the date hereof, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, in light of the circumstances under which they were made, not misleading, except as the accuracy or completeness thereof may be affected by this Agreement and the transactions contemplated hereby.

3.       REPRESENTATIONS AND WARRANTIES OF BUYER.


         Buyer represents and warrants to the Company and each of the Sellers, as of the date of this Agreement and as of the Closing Date, as follows:

         3.1 DUE INCORPORATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         3.2 POWER AND AUTHORITY. Buyer has the corporate power and authority and all authorizations and permits required by governmental or other authorities, to carry on its business as currently being conducted and to execute, deliver and perform this

Agreement and the other documents required to be executed by it in connection with this Agreement, and the execution, delivery and performance by it of this Agreement and the other agreements and documents executed or to be executed by it in connection with this Agreement have been duly authorized, executed and delivered by Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the agreements and instruments entered into by Buyer in connection herewith or to consummate and perform the transactions contemplated hereby and the agreements and instruments entered into by Buyer in connection herewith. This Agreement and the agreements and instruments entered into by Buyer in connection herewith constitute valid and binding agreements enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws and subject to general principles of equity. Buyer acknowledges that it is a sophisticated investor, familiar with the wine industry generally, has made a reasonable investigation of the Company and its business, and is aware of the risks inherent in an investment in a business such as that of the Company. Because of its experience and business acumen it has the expertise to ask the questions necessary to make an informed decision as to whether to purchase the Shares as contemplated by this Agreement. Buyer has made reasonable investigation and inquiry of all matters related to this agreement and the Disclosure Schedule to the extent permitted prior to the execution of this Agreement and will continue its investigation through the day of Closing.

         3.3 CONSENTS. There are no authorizations, consents, permits, licenses or approvals of, or declarations, registrations or filings with, any governmental or regulatory authority or agency required by Buyer that have not been received in connection with the execution, delivery or performance by Buyer of this Agreement or the other agreements executed or to be executed by it in connection with this Agreement or the consummation by Buyer of the transactions contemplated by this Agreement.

         3.4 NO BREACH. The execution, delivery and performance of this Agreement and the consummation by Buyer of the transactions contemplated hereby, will not constitute a default under, or permit the termination or the acceleration of maturity or performance of, (i) any provision of the Articles of Incorporation or Bylaws of Buyer; (ii) any law, statute, rule or regulation or order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body to which Buyer or its properties are subject, or
(iii) any material contract or obligation to which Buyer is a party, by which Buyer is bound, or to which any of its assets or properties are subject.

         3.5 BATF/ABC LICENSING. Buyer has or will have obtained prior to the Closing Date all licenses or approvals required to be obtained prior to the Closing for the consummation of the transactions contemplated hereunder by the Bureau of Alcohol, Tobacco & Firearms and the California Department of Alcoholic Beverage Control.

         3.6 FINANCING. Buyer has available (and will have available, and to the extent necessary to complete its obligations under this Agreement will draw on, at the Closing) a commitment from The Chase Manhattan Bank, Chase Securities Inc. and Credit Suisse First Boston (collectively "Chase") to provide sufficient funds to enable Buyer to consummate the transactions contemplated hereby. Such commitment to be substantially in the form previously furnished to Sellers and subject only to the terms and conditions stated therein. Buyer is in full compliance with its existing credit facilities, will execute and agree to loan terms and conditions in connection with documents required pursuant to Chase's commitment which are the same as or generally similar to Buyer's existing loan terms, conditions, representations and other covenants or which are otherwise market terms in similar loans and are consistent with the commitment, will take all steps on its part necessary under Chase's commitment to cause Chase to fund its commitment, has no knowledge Chase will not fund its commitment in connection with the Closing, and without the prior written approval of the Company will not amend the Chase commitment in any manner that could reasonably be expected to adversely affect the certainty of Buyer's ability to obtain the financing contemplated by the commitment or the consummation of the transactions contemplated hereby.

         3.7 INVESTMENT INTENT. Buyer is acquiring the Shares and Partnership Interests for investment for its own account, not as nominee or agent, and not with a view to the sale, distribution, subdivision, transfer or fractionalization thereof. Buyer acknowledges that the Shares and Partnership Interests (a) have not been registered under the Securities Act of 1933 or any state securities law and there is no commitment to register the Shares or Partnership Interests, and (b) cannot be resold, unless they are subsequently registered or an exemption from registration is available.

         3.8 SURVIVAL. All representations and warranties of Buyer contained in Sections 3.1 to 3.4 shall survive the Closing Date ("Surviving Buyer Representations and Warranties"). All other representations and warranties of Buyer contained in this Article 3 shall terminate at the Closing.

         4.       COVENANTS OF THE COMPANY AND SELLERS.

         From the date of this Agreement until the earlier of the Closing or termination of this Agreement , (i) the Company covenants and agrees that, and
(ii) each Seller agrees that he, she or it shall take all commercially reasonable steps to ensure that:

         4.1 OPERATION OF BUSINESS OF THE COMPANY. The Company will carry on its business and activities in substantially the same manner as previously carried out and will use its reasonable efforts, consistent with past practices, to (i) preserve existing relationships with vendors, customers, and others having business relationships with the Company, (ii) maintain its tangible assets in good order, condition and repair, reasonable wear and tear excepted, (iii) not enter into any lease, amendment of lease, agreement to sell grapes, or other agreement with respect to the use or occupancy of any real property now owned or leased by the Company except as contemplated by this Agreement, without the Buyer's prior consent which may not be unreasonably withheld, conditioned or delayed, (iv) continue to comply with all applicable Laws, (v) perform its obligations with respect to its lenders, and (vi) with respect to the real property owned or leased by the Company, refrain from (w) transferring any interest in the property, (x) creating any easement, lien, mortgage or encumbrance, (y) enter into any development or other agreement with respect to the property without the permission of Buyer or as contemplated by this Agreement, or (z) permit any changes to the zoning classification of the property. The Company will continue to carry its existing insurance, if present coverage continues to be generally available at substantially the same premium cost.

         4.2 ACCESS TO RECORDS. Until Closing and subject to the terms of the existing agreements with Buyer regarding confidentiality, the Company shall afford to Buyer, its officers, employees, counsel, accountants, and other representatives reasonable access upon reasonable prior notice, to inspect and copy the books, records, contracts and other documents of the Company at the Company's offices in order that Buyer may have full opportunity to make such investigations as it shall desire to make of the affairs of the Company; and the Company will cause its officers and accountants to furnish such additional financial and operating data and other information relating to the business and assets of the Company as Buyer shall, from time to time, reasonably request.

         4.3 CONSENTS. The Company shall use its reasonable efforts to assist Buyer in obtaining any consents required to effect the transactions contemplated in this Agreement; it being understood that while the Closing of the transactions contemplated by this Agreement does not require the Company to obtain the consent of its lenders (as loans of lenders who do not consent will be paid off by the Company immediately following the Closing), the Company will nonetheless in advance of the Closing use its reasonable efforts to assist Buyer in obtaining the consent to the transactions contemplated by this Agreement of those lenders, if any, designated by Buyer.

         4.4 NOTIFICATION. From time to time prior to the Closing, the Company shall promptly advise Buyer in writing of (i) any event known to the Company (which for purposes of this Agreement shall mean to the actual knowledge of Jean-Michel Valette, Agustin Huneeus, Agustin Francisco Huneeus and William Skowronski) or (ii) any event occurring subsequent to the date of this Agreement which becomes known to the Company which would render any representation or warranty of the Company contained in this Agreement, if made on or as of the date of such event or the Closing, inaccurate in any material respect.

         4.5 NO SHOP PROVISION. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, Sellers shall not, and shall instruct the Company and the Company's and Sellers' respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, (a) solicit or initiate the submission of any Acquisition Proposal (as defined below) by any person, entity or group (other than Buyer and its affiliates, agents and representatives) or (b) participate in any discussions or negotiations or enter into any agreement or understanding with any person, entity or group (other than Buyer and its affiliates, agents and representatives) in connection with any Acquisition Proposal. Upon execution of this Agreement, Sellers shall cease, and shall cause the Company to cease, all current discussions relating to any Acquisition Proposal (other than discussions with Buyer and its affiliates, agents and representatives). For the purposes of this Agreement, an "Acquisition Proposal" means any proposal or offer for any merger, exchange offer, sale of shares, consolidation, sale of all or substantially all of the assets of or similar corporate transaction with respect to the Company (other than sales of assets in the ordinary course of business in immaterial amounts or as otherwise permitted or contemplated under the terms of this Agreement).

         4.6 HART-SCOTT-RODINO ACT. The Company and Sellers shall make any and all filings required to be made on their part under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). The Company and Sellers shall furnish to Buyer such necessary information and reasonable assistance as Buyer may request in connection with its preparation of necessary filings or submissions under the provisions of the HSR Act. The Company and Sellers shall supply Buyer with copies of all correspondence, filings or communications, including file memoranda evidencing telephonic conferences with representatives of either the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other governmental entity or members of their respective staffs, with respect to the transactions contemplated by this Agreement and any related or contemplated transactions, except for documents filed pursuant to Item 4(c) of the Notification and Report Form or communications regarding the same. All required filing fees shall be paid equally by Buyer and Sellers.

         4.7      ENVIRONMENTAL ASSESSMENT.

                  (a) Between the date of this Agreement and Closing, Sellers shall cause Buyer to be granted access to the facilities and vineyards of the Company and the other vineyards being sold to the Buyer as contemplated by this Agreement for the purposes of conducting an environmental assessment at Buyer's sole cost and expense, which may include subsurface soil and groundwater sampling by environmental consultants reasonably acceptable to the Company and Sellers and pursuant to a scope of work determined by Buyer and approved by the Company, which approval shall not be unreasonably withheld (the "Environmental Assessment"). Buyer shall provide reasonable advance written notice if its access involves any drilling, trenching or similar physical disturbance of the surface of the property or is with respect to any Hazardous Substance inspection involving any on-site testing of soil or subsurface conditions, and Sellers will have the right to have a representative present. In conducting the Environmental Assessment, Buyer and its agents and representatives shall comply with all applicable Laws, maintain customary and appropriate insurance coverage, and not unreasonably interfere in the operations of the owner of the property. Buyer's access hereunder shall be at its sole cost, expense, and risk and Buyer expressly assumes all responsibility for, and indemnifies Company and Sellers against, any liabilities, damages, claims and expenses arising out of the conduct of any environmental site inspections by Buyer and its agents, consultants or representatives other than those that constitute Environmental Remediation Costs pursuant to Section 6.13 (Environmental Assessment), and shall repair any damage to and restore to its prior condition the property which has been inspected.

         In connection with any Environmental Assessment, Buyer shall cause the following to occur:

                           (i)      The Environmental Assessment shall be
conducted pursuant to standard quality control/quality assurance procedures and in accordance with the terms of the preceding paragraph.

                           (ii)     Before any final report is prepared as the
result of the Environmental Assessment, such preliminary report shall be conspicuously labeled as a draft, and Buyer shall promptly give Sellers a copy of the draft report. Until the Closing, Buyer shall keep the draft report and the information contained therein confidential and shall not disclose it to any person or entity without Sellers' prior written consent; provided, however, that Buyer may furnish a copy of this draft report to any proposed lender or to any consultant engaged in, or commenting upon the results of, the draft report, or to any other person working with or on behalf of Buyer who agrees to maintain the draft report in confidence.

                           (iii) If for any reason the Closing fails to occur,
then thereafter and as a promise which will survive the termination of this Agreement, Buyer shall not disclose to any party the contents of the draft report except pursuant to valid legal process or with the written consent of Sellers.

                           (iv) Any ground water, soil or other samples taken
from the property will be properly disposed of by Buyer at Buyer's sole cost and in accordance with all applicable Laws.

                           (v)      If requested by Buyer, the licensed
professional company performing the Environmental Assessment shall prepare its good faith estimate of the Environmental Remediation Costs as defined in ss.6.13 (Environmental Assessment).

                  (b) The Sellers shall pay or the Company and Sellers shall reduce the Purchase Price with respect to all Environmental Remediation Costs as identified in the Environmental Assessment, subject to the provisions of ss.8.4 (Obligations of Sellers to Reduce Purchase Price); provided that if Sellers dispute the determination of the Environmental Remediation Costs, the amount of the Purchase Price reduction attributable to the Environmental Remediation Costs shall be deposited in an escrow with the title insurance company issuing the Buyer's title insurance (or a national bank acceptable to Buyer and Sellers) to be held in interest bearing securities selected by Buyer, and disbursed at the request of Buyer to pay the costs of remediation work and any fines or penalties which may be assessed in connection with any remedial work, and 180 days following the completion of this work, or ten (10) years after the date of this Agreement, whichever is earlier, the remaining balance, including accrued interest, in the escrow account shall be paid to Sellers in the proportions in which the original Purchase Price was to have been paid to them before the reduction.

         4.8      CERTAIN FINANCIAL INFORMATION.

          The Company and Sellers shall provide, or shall use their best efforts to cause to be provided to, Buyer and shall assist in the preparation by Buyer of, the audited and unaudited financial and other information required for the preparation of summary financial data and pro forma financial information regarding the Business, for all periods required by applicable provisions of Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. The Sellers and the Company shall provide such management representation letters and shall use their best efforts to cause the Company's outside public accountants to deliver such consents and comfort as are customary under applicable accounting standards, as promptly as reasonably practicable, but in no event later than forty-five days following the Closing. Buyer shall be responsible for the costs and expenses incurred in connection with such preparation, review and audit. Sellers agree that Buyer may use, and Sellers shall deliver such consents and shall authorize their outside public accountants to deliver such consents, (as may reasonably be requested by Buyer) to the use of the financial and other information provided pursuant to this
Section 4.8, regarding the Business or any other financial information provided by Sellers to Buyer specifically for the following purposes, in any registration statement, prospectus, Rule 144A offering memorandum, Form 8-K or other public filing or document at any time on and after the date of this Agreement.

         4.9 IDENTIFICATION OF INVENTORY. On a mutually agreeable date prior to Closing, Company and Buyer shall conduct a reasonable inspection of the quantity and quality of the inventory of the Company. The Company will conduct or will permit Buyer to conduct such tests of inventory as Buyer reasonably requests.

         4.10     TITLE MATTERS

                  (a) The Company has provided or shall promptly provide Buyer with a copy of current preliminary title reports for all real property (the "Property") owned by the Company (the "Preliminary Title Report"), issued by First American Title Company or its affiliates or another major title insurance company selected by the Company and doing business in California (the "Title Company"), together with a copy of each document referred to in the Preliminary Title Report. At the Closing, Buyer may purchase at its expense for the Company and/or its benefit title insurance showing good and marketable title to the Property vested in Buyer. To the extent that such title insurance policy shows the Company's title is subject only to those exceptions shown in the Preliminary Title Report, or disclosed in any visual inspection of the Property by the Title Company or by any survey delivered to Buyer, which taken as a whole do not materially and adversely impair the ability of a reasonable owner of the Property to continue to farm the Property in the manner in which it is currently being farmed by the Company or to cultivate the acreage of vineyards currently under cultivation, or to operate its facilities in the manner in which the Company is currently operating in the ordinary course of business, or which may be approved in writing by Buyer (together, the "Permitted Exceptions") the representations in ss.2.11 (Title to and Condition of Assets) with respect to real property title matters shall be deemed satisfied.

                  (b) The Company may cure any defects in title with respect to the Property that are necessary to permit the issuance of the Title Policy containing only Permitted Exceptions. To the extent that by the time of the Closing, the Company has not removed any such defect in title, the Closing shall still occur, but there shall be a deemed Loss for the purpose of ss.8.4 (Sellers Obligations to Reduce Purchase Price) equal to the amount by which the fair market value of the Property is reduced by reason of the unremoved defect, with the amount of this Loss to be as agreed by the parties at the time of the Closing; if the parties do not agree, then as reasonably estimated by Buyer. If the parties have not agreed on the amount of this Loss, then Buyer shall deposit in escrow with the Title Company the amount of any Purchase Price reduction it reasonably claims in connection with this Loss, and this sum shall be held in escrow in an interest-bearing account until such time as the parties have reached agreement on the actual amount of the price reduction associated with this Loss or the matter is determined by a court of competent jurisdiction, whose order has become final and no longer subject to appeal. At that time, the difference between the amount of the Purchase Price paid to Sellers at the Closing and the finally-determined amount of the Purchase Price, plus interest thereon at the weighted average yield earned on the funds that remained in the escrow shall be paid to Sellers and the balance of the funds remaining in the escrow shall be paid to Buyer, with the costs of the escrow to be split equally between Sellers and Buyer.

                  (c) The Company will make available to Buyer as soon as practicable after the execution of this Agreement copies of all boundary surveys in its possession, together with affidavits of no change duly executed by the Company or its agent, with respect to the real property owned or leased by the Company and which is not being sold by the Company in connection with the transactions contemplated by this Agreement.

         4.11     COOPERATION IN HUNEEUS-CHANTRE PROPERTIES  PLAN SEVERANCE.

         The Company shall terminate the application of all Huneeus-Chantre Properties Plans which are operated jointly with the Company, as soon as reasonably practicable following the Closing, and Buyer agrees to cooperate in such termination.

         5.       BUYER'S COVENANTS. Buyer covenants as follows:

         5.1      (Intentionally left blank)

         5.2 HSR ACT. Buyer shall make any and all filings required to be made on its part under the HSR Act. Buyer shall furnish the Company and Sellers such necessary information and reasonable assistance as the Company and Sellers may request in connection with its preparation of necessary filings or submissions under the provisions of the HSR Act. Buyer shall supply the Company and Sellers with copies of all correspondence, filings or communications, including file memoranda evidencing telephonic conferences with representatives of either the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other governmental entity or members of their respective staffs, with respect to the transactions contemplated by this Agreement and any related or contemplated transactions, except for documents filed pursuant to Item 4(c) of the Notification and Report Form or communications regarding the same. All required filing fees shall be paid equally by Buyer and Sellers.

         5.3 NOTIFICATION OF CERTAIN MATTERS. Buyer shall give prompt notice to the Company and Sellers, of (i) the occurrence, or failure to occur, of any event known to Buyer that would be likely to cause any representation or warranty by Buyer contained in this Agreement, if made on or as of the date of such event or the Closing, to be inaccurate in any material respect, and (ii) any failure of Buyer to comply with or satisfy, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

         5.4 COMPANY RECORDS. Buyer agrees for a period of five (5) years subsequent to the Closing Date, upon reasonable request of any Seller, to make available to such

Seller all information and statements in the Company's possession with regard to periods prior to the Closing Date which may be reasonably required by the Sellers.

         5.5 BROKERS AND FINDERS. Buyer shall pay all broker, finder or similar fees or commissions to any agent, broker, finder or other persons or entity acting on behalf of Buyer in connection with the transactions contemplated by this Agreement.

         5.6 ENVIRONMENTAL ASSESSMENT COMMISSIONED. Prior to or simultaneously with the execution of this Agreement, Buyer shall have commissioned the Environmental Assessment, with the draft report to be delivered to Buyer within a period not to exceed twenty (20) business days from the date of such commissioning. The Environmental Assessment shall cover all property and facilities owned or leased by the Company or to be acquired by Buyer pursuant to this Agreement and shall be conducted and prepared by a firm reasonably acceptable to Buyer and the Company.

         5.7 REPAYMENT OF LOANS. Not later than sixty (60) days following the Closing, Buyer will repay in full all loans from lenders to the Company which required the consent of the lender to the transactions contemplated by this Agreement and whose consent was not obtained.

         5.8 PAYMENT OF LEGAL FEES. Buyer acknowledges that the Company and certain Sellers have incurred legal fees payable to the law firm of Farella, Braun & Martel LLP in connection with the process of negotiating and implementing the sale of the stock and assets of the Company (the "Legal Fees"). Buyer has agreed that the Company, and not the Sellers, shall pay the Legal Fees, subject to Agustin Huneeus' payment of a dollar amount of the Legal Fees equal to the legal fees of the law firm of Heller, Ehrman, White & McAuliffe for its representation of Harald and Peter Eckes in these transactions, and subject to the Legal Fees being reasonable in light of the legal work performed.

         6.       CONDITIONS TO BUYER'S OBLIGATIONS.

         The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or before the Closing, of each of the following conditions, unless waived in writing by Buyer:

         6.1 COVENANTS. The Company and Sellers shall have performed and complied in all material respects with all agreements, covenants and conditions on their part required to be performed or complied with on or prior to the Closing Date. For purposes of this Agreement, any non-performance or breach of any representation or warranty by Sellers or the Company shall not be a basis for Buyer to refuse or fail to consummate the transactions contemplated by this Agreement, but may be a basis for a reduction of the Purchase Price pursuant to
Section 8.4, indemnification to Buyer pursuant to Section 8 or termination of this Agreement by Buyer pursuant to Section 9.1.

         6.2 HSR ACT. All waiting periods under the HSR Act shall have expired or the requisite governmental approval shall have been obtained.

         6.3 RESIGNATION OF DIRECTORS AND TERMINATION OF VALETTE EMPLOYMENT AGREEMENT. Sellers shall have provided resignations of Dieter Broska, Agustin Huneeus, Peter Eckes, Harald Eckes-Chantre and Jean-Michel Valette as directors of the Company effective immediately following the Closing, and the existing employment agreement of Jean-Michel Valette shall have been superseded, terminated and released, without liability to the Company.

         6.4 SALE OF VINEYARDS. Prior to the Closing, Buyer and each of SCV and EPI as applicable ("Vineyard Owners") shall have entered into an agreement substantially in the form attached hereto as Exhibits 6.4(a) and (b) (Sale of Vineyards) (each a "Vineyard Sale Agreement") for the sale and transfer of certain vineyard properties owned by these entities (the "Vineyard Properties"). Each Vineyard Sale Agreement shall provide for a purchase price equal to (i) Seventeen Million Four Hundred Thousand Dollars ($17,400,000) for the SCV Vineyard Properties and Eleven Million Dollars ($11,000,000) for the EPI Vineyard Properties; plus (ii) all cultural costs paid or incurred by the Vineyard Owner with respect to the Vineyard Property during the period starting November 1, 1998 through the Closing Date; plus (iii) all property taxes paid or incurred in connection with the ownership of the Vineyard Property for the period starting November 1, 1998 through the Closing Date plus (iv) the net book value of the equipment related to the Stonewall Vineyard less the book value of the equipment related to the Los Encinos Vineyard. Immediately following the closing of the transactions contemplated in the Vineyard Sale Agreements, SCV shall have, as set forth in Exhibit 1(g) (Steps in Closing), transferred to MJ Lewis Corp., a wholly-owned subsidiary of the Company, $10,000,000, an amount equal to the tax basis of the interest of MJ Lewis Corp. in SCV. Unless Sellers and Buyer agree in writing otherwise prior to the Closing Date, each of the transactions contemplated in the Vineyard Sale Agreements shall have closed on the day of the Closing, but immediately before the Closing pursuant to this Agreement.

         6.5 EVSA STOCK AGREEMENT. Prior to or on the day of the Closing, all outstanding and issued shares of the Series A preferred stock of EVSA held by the Company shall have been duly exchanged for or converted into shares of common stock of EVSA pursuant to an agreement substantially in the form attached hereto as Exhibit 6.5 (EVSA Stock Agreement) (the "EVSA Agreement"). The EVSA Agreement will also provide for the Company to acquire from the other shareholders of EVSA at a price of $6,293,000 sufficient additional common shares of EVSA so that the Company would hold 70% of the common shares of EVSA, with the other shareholders of EVSA holding 30% of the common stock of EVSA. All intercompany accounts between EVSA and the Company, if any, and all cash capital contributed by the Company to EVSA since December 31, 1998, if any, shall be repaid prior to Closing.

         6.6 ACSA STOCK AGREEMENT. Prior to or on the day of the Closing, all outstanding and issued shares of the Series A preferred stock of ACSA held by the Company shall have been duly exchanged for or converted into shares of common stock of ACSA representing 70% of the common shares of ACSA (with the other shareholders of ACSA thereupon holding shares of common stock of ACSA representing 30% of the common shares of ACSA) pursuant to an agreement substantially in the form attached hereto as Exhibit 6.6 (ACSA Stock Agreement) (the "ACSA Agreement"). All intercompany accounts between ACSA and the Company, excluding the advance by the Company of approximately $3 million which shall be repaid with future wine deliveries, and all cash capital contributed to ACSA since December 31, 1998, if any, shall be repaid prior to Closing.

         6.7 ACSA AND EVSA SHAREHOLDERS AGREEMENTS AND BUY-SELL AGREEMENT. Prior to or on the day of the Closing, the Company, ACSA and the other shareholders of ACSA, and the Company, EVSA and the other shareholders of EVSA, shall enter into shareholders agreements substantially in the forms attached hereto as Exhibit 6.7(a) (ACSA Shareholders Agreement and EVSA Shareholders Agreement) providing for the management of the ACSA and EVSA and certain restrictions on transfer of ACSA and EVSA stock to the Company and EVSA. Prior to or on the day of the Closing, the Company, the other shareholders of ACSA and EVSA, Buyer and other parties shall enter into a buy-sell agreement substantially in the form attached hereto as Exhibit 6.7(b) (Buy-Sell Agreement).

         6.8 ACSA DISTRIBUTION AGREEMENT. Prior to or on the day of the Closing, Buyer, the Company and ACSA shall have entered into a new long-term distribution agreement substantially in the form attached hereto as Exhibit 6.8 (ACSA Distribution Agreement) (the "Distribution Agreement") pursuant to which the Company shall be granted the exclusive, worldwide distribution rights in perpetuity for the Veramonte brand of wine, subject to termination in connection with the buy/sell rights in the Buy/Sell Agreement amongst the Company, the shareholders of ACSA and EVSA and others. Performance by the Company of its obligations pursuant to the Distribution Agreement shall be guaranteed by Buyer.

         6.9 GRAPE SUPPLY AGREEMENTS. Prior to or on the day of the Closing, the Company, Buyer and HCP shall have entered into a grape supply agreement substantially in the form attached hereto as Exhibit 6.9(a) (Quintessa Grapes) (the "Quintessa Grape Agreement"). The Quintessa Agreement shall provide for the supply of grapes by HCP to the Company under the same terms and conditions and at the same prices as set forth in the Grape Purchase Agreement dated as of August 4, 1994 as amended in July, 1996 and November 26, 1996 between the Company and HCP and shall provide that performance by the Company of its obligations pursuant to the Quintessa Grape Agreement shall be guaranteed by Buyer. Pursuant to the Quintessa Grape Agreement,

HCP and its affiliate H/Q Wines will have the right to retain a specified tonnage of grapes from its annual production. Prior to the Closing, the Company, Buyer and H/Q Vineyards shall have entered into grape supply agreements substantially in the form attached hereto as Exhibits 6.9(b) and (c), (respectively the Encinos and Lewis Grape Agreements) providing for similar terms and covering grapes to be grown on the Los Encinos and Lewis Ranches. The Lewis Grape Agreement shall also include a plan relating to the varieties of grapes to be planted and a schedule for plantings.

         6.10     (Intentionally left blank)

         6.11 QUINTESSA WINE PROCESSING AGREEMENT. Prior to or on the Closing Date, the Company, Buyer and H\Q Wines shall have entered into a Wine Processing Agreement substantially in the form attached hereto as Exhibit 6.11 (Wine Processing) (the "Quintessa Wine Processing Agreement") which shall provide for the manufacture and storage of bulk and finished wine by the Company for H/Q Wines.

         6.12 LEWIS RANCH PURCHASE AGREEMENT. Prior to the day of the Closing, the Company and H/Q Vineyards shall have entered into a land purchase agreement for the sale by the Company of the land located at 1465 Coombsville Road in Napa, California (the "Lewis Ranch"), substantially in the form attached hereto as Exhibit 6.12 (Lewis Ranch).

         6.13 INTERCOMPANY LOANS. On or before the Closing Date, any amounts outstanding on all intercompany loans payable by the Company to SCV, EPI, EVSA or ACSA or by SCV, EPI, HCP, EVSA or ACSA to the Company, including those under the loan agreements between the Company and SCV (but not including the Company's advances to ACSA which are to be repaid over time by the delivery of wine), shall have been repaid, and the loan by the Company to its President and CEO described in the Disclosure Schedule shall have been repaid.

         6.14     (Intentionally left blank)

         6.15 EMPLOYMENT AND CONSULTING AGREEMENT. Prior to or on the day of the Closing, Buyer and Agustin Huneeus shall have entered into an employment and consulting agreement substantially in the form attached hereto as Exhibit 6.15 (Employment and Consulting Agreement).

         6.16 ENVIRONMENTAL ASSESSMENT. The Environmental Assessment report shall have been received by Buyer. If the Environmental Assessment report identifies any violation of applicable law which requires remedial work, the firm conducting the Environmental Assessment at Buyer's request shall prepare an estimate of the costs of remediation work and the amount of any fines or penalties which may be assessed in connection with any remedial work (the "Environmental Remediation Costs").

         6.17 NO KNOWLEDGE OF BREACH BY OTHER PARTIES. Buyer shall have received from each Seller and the Company a certificate dated as of the Closing Date certifying that each such Seller and the Company, to his, her or its best knowledge, is not aware of any breach of representation and warranty or covenant by Buyer under this Agreement or specifying those of which the party executing the certificate is aware.

         6.18 OPINIONS OF COUNSEL. Buyer shall have received from the Sellers' counsels legal opinions addressing the matters set forth in Exhibit 6.18(a) (Sellers' Opinions) with respect to the due authorization of the documents executed and delivered on behalf of the Sellers under this Agreement and the capital structure of the Company, and from the Selling Partner's and PCH IV's counsel, a legal opinion addressing the matters set forth in Exhibit 6.18(b) (Selling Partners' Opinion) with respect to the dissolution of PCH IV and certain tax consequences resulting therefrom. In addition, the Selling Partners shall deliver to Buyer a balance sheet of PCH IV as of the Closing prepared by KPMG Peat Marwick showing that PCH IV has no liabilities and has no assets other than the Shares referred to in Section 2.2(b)(ii).

         6.19 CHILEAN COUNSEL OPINION. Buyer shall have received from the firm of Urenda, Rencoret, Orrego y Dorr of Santiago, Chile a legal opinion to the effect that as soon as reasonably practicable following the Closing and the payment by the Company of the $6,293,000 for additional EVSA common stock, the Company will be the owner of 70% of the common stock of EVSA and ACSA, that the governing documents of ACSA and EVSA which are the equivalent of the articles and bylaws of a United States corporation are in the forms attached to the opinion and are in full force and effect subject only to the completion of registration and publication formalities required by Chilean law in connection with the capital restructuring of ACSA and EVSA described in Sections 6.5 and 6.6, that the shares owned by the Company in ACSA and EVSA are duly and validly issued and outstanding and are non-assessable and that there are no Chilean taxes payable by the Company, ACSA or EVSA in connection with the conversion of the Series A preferred shares in these companies previously held by the Company and now converted into common shares.

         6.20     (Intentionally left blank)

         6.21 PAYMENT TO MJ LEWIS CORP. SCV shall have transferred to MJ Lewis Corp. the amount provided for in Section 6.4.

         6.22 ADDITIONAL UNDERTAKINGS. Such additional undertakings from the owners of H/Q Wines shall have been entered into as Buyer may have reasonably requested and whose form is reasonably approved by the law firm of Farella Braun & Martel, LLP.

         7.       CONDITIONS TO SELLERS' OBLIGATIONS.

         The obligation of the Company and Sellers to consummate the transaction contemplated by this Agreement shall be subject to the satisfaction, at or before the Closing, of each of the following conditions, unless waived in writing by the Company and Sellers:

         7.1 REPRESENTATIONS AND COVENANTS. Buyer shall have performed and complied in all material respects with all representations and warranties agreements, covenants and conditions on its part required to be performed or complied with on or prior to the Closing Date.

         7.2 HSR ACT. All waiting periods under the HSR Act shall have expired or the requisite governmental approval shall have been obtained.

         7.3 SALE OF VINEYARDS. Prior to the Closing, Buyer and each of SCV and EPI as applicable ("Vineyard Owners") shall have entered into an agreement substantially in the form attached hereto as Exhibits 6.4(a) and (b) (Sale of Vineyards) (each a "Vineyard Sale Agreement") for the sale and transfer of certain vineyard properties owned by these entities (the "Vineyard Properties"). Each Vineyard Sale Agreement shall provide for a purchase price equal to (i) Seventeen Million Four Hundred Thousand Dollars ($17,400,000 for the SCV Vineyard Properties and Eleven Million Dollars ($11,000,000) for the EPI Vineyard Properties; plus (ii) all cultural costs paid or incurred by the Vineyard Owner with respect to the Vineyard Property during the period starting November 1, 1998 through the Closing Date; plus (iii) all property taxes paid or incurred in connection with the ownership of the Vineyard Property for the period starting November 1, 1998 through the Closing Date plus (iv) the net book value of the equipment related to the Stonewall Vineyard less the book value of the equipment related to the Los Encinos Vineyard. Immediately following the closing of the transactions contemplated in the Vineyard Sale Agreements, SCV shall have, as set forth in Exhibit 1(g) (Steps in Closing), transferred to MJ Lewis Corp., a wholly-owned subsidiary of the Company, the amount specified in
Section 6.4. Unless Sellers and Buyer agree in writing otherwise prior to the Closing Date, each of the transactions contemplated in the Vineyard Sale Agreements shall have closed on the day of Closing, but immediately before the Closing pursuant to this Agreement.

         7.4 EVSA STOCK AGREEMENT. Prior to or on the day of the Closing, all outstanding and issued shares of the Series A preferred stock of EVSA held by the Company shall have been duly exchanged for or converted into shares of common stock of EVSA pursuant to an agreement substantially in the form attached hereto as Exhibit 6.5 (EVSA Stock Agreement) (the "EVSA Agreement"). The EVSA Agreement will also provide for the Company to acquire from the other shareholders of EVSA at a price of $6,293,000 sufficient additional common shares of EVSA so that the Company would hold 70% of the common shares of EVSA, with the other shareholders of EVSA holding 30% of the common stock of EVSA. All intercompany accounts between EVSA and the Company, if any, and all cash capital contributed by the Company to EVSA since December 31, 1998, if any, shall be repaid prior to Closing.

         7.5 ACSA STOCK AGREEMENT. Prior to or on the day of the Closing, all outstanding and issued shares of the Series A preferred stock of ACSA held by the Company shall have been duly exchanged for or converted into shares of common stock of ACSA representing 70% of the common shares of ACSA (with the other shareholders of ACSA thereupon holding shares of common stock of ACSA representing 30% of the common shares of ACSA) pursuant to an agreement substantially in the form attached hereto as Exhibit 6.6 (ACSA Stock Agreement) (the "ACSA Agreement"). All intercompany accounts between ACSA and the Company, excluding the advance by the Company of approximately $3 million which shall be repaid with future wine deliveries, and all cash capital contributed to ACSA since December 31, 1998, if any, shall be repaid prior to Closing.

         7.6 ACSA AND EVSA SHAREHOLDERS AGREEMENTS AND BUY-SELL AGREEMENT. Prior to or on the day of the Closing, the Company, ACSA and the other shareholders of ACSA, and the Company, EVSA and the other shareholders of EVSA, shall enter into shareholders agreements substantially in the forms attached hereto as Exhibit 6.7(a) (ACSA Shareholders Agreement and EVSA Shareholders Agreement) providing for the management of the ACSA and EVSA and certain restrictions on transfer of ACSA and EVSA stock to the Company and EVSA. Prior to or on the day of the Closing, the Company, the other shareholders of ACSA and EVSA, Buyer and other parties shall enter into a buy-sell agreement substantially in the form attached hereto as Exhibit 6.7(b) (Buy-Sell Agreement).

         7.7 ACSA DISTRIBUTION AGREEMENT. Prior to or on the day of the Closing, Buyer, the Company and ACSA shall have entered into a new long-term distribution agreement substantially in the form attached hereto as Exhibit 6.8 (ACSA Distribution Agreement) (the "Distribution Agreement") pursuant to which the Company shall be granted the exclusive, worldwide distribution rights in perpetuity for the Veramonte brand of wine, subject to termination in connection with the buy/sell rights in the ACSA and EVSA Shareholder Agreements. Performance by the Company of its obligations pursuant to the Distribution Agreement shall be guaranteed by Buyer.

         7.8 GRAPE SUPPLY AGREEMENTS. Prior to or on the day of the Closing, the Company, Buyer and HCP shall have entered into a grape supply agreement substantially in the form attached hereto as Exhibit 6.9(a) (Quintessa Grapes) (the "Quintessa Grape Agreement"). The Quintessa Grape Agreement shall provide for the supply of grapes by HCP to the Company under the same terms and conditions and at the same prices as set forth in the Grape Purchase Agreement dated as of August 4, 1994 as amended in July 1996 and November 26, 1996 between the Company and HCP and shall provide that performance by the Company of its obligations pursuant to the Quintessa Grape Agreement shall be guaranteed by Buyer. Pursuant to the Quintessa Grape Agreement, HCP and its affiliate H/Q Wines will have the right to retain a specified tonnage of grapes from its annual production. Prior to the Closing, the Company, Buyer and H/Q Vineyards shall have entered into grape supply agreements substantially in the form attached hereto as Exhibits 6.9(b) and (c), (respectively the Encinos and Lewis Grape Agreements) providing for similar terms and covering grapes to be grown on the Los Encinos and Lewis Ranches. The Lewis Grape Agreement shall also include a plan relating to the varieties of grapes to be planted and a schedule for plantings.

         7.9      (Intentionally left blank)

         7.10 QUINTESSA WINE PROCESSING AGREEMENT. Prior to or on the Closing Date, the Company, Buyer and Q shall have entered into a Wine Processing Agreement substantially in the form attached hereto as Exhibit 6.11 (Wine Processing) (the "Quintessa Wine Processing Agreement") which shall provide for the manufacture and storage of bulk and finished wine by the Company for H/Q Wines.

         7.11 LEWIS RANCH PURCHASE AGREEMENT. Prior to the day of the Closing, the Company and H\Q Vineyards shall have entered into a land purchase agreement for the sale by the Company of the land located at 1465 Coombsville Road in Napa, California known as the Lewis Ranch (the "Lewis Ranch"), substantially in the form attached hereto as Exhibit 6.12 (Lewis Ranch).

         7.12 INTERCOMPANY LOANS. On or before the Closing Date, any amounts outstanding on all intercompany loans payable by the Company to SCV, EPI, HCP, EVSA or ACSA or by SCV, EPI, HCP, EVSA or ACSA to the Company, including those under the loan agreements between the Company and SCV (but not including the Company's advances to ACSA which are to be repaid over time by the delivery of wine), shall have been repaid, and the loan by the Company to its President and CEO described in the Disclosure Schedule shall have been repaid.

         7.13     (Intentionally left blank)

         7.14     NON-COMPETITION AND CONFIDENTIALITY AGREEMENT.

         Prior to or on the day of the Closing, Buyer and Agustin Huneeus shall have entered into an employment and consulting agreement substantially in the form attached hereto as (Exhibit 6.15 (Employment and Consulting Agreement).

         7.15 NO KNOWLEDGE OF BREACH BY OTHER PARTY. Each Seller shall have received a certificate dated as of the Closing Date certifying that Buyer, to its best knowledge, is not aware of any breach of representation and warranty or covenant under this Agreement or specifying those of which Buyer is aware of.

         7.16 OPINION OF COUNSEL. Sellers shall receive at Closing from Nixon, Hargrave, Devans & Doyle LLP, Buyer's counsel, an opinion dated the Closing Date, addressing the matters set forth in Exhibit 7.16 (Buyer's Opinion) with respect to the due authorization of the documents executed and delivered on behalf of the Buyer under this Agreement.

         8.       INDEMNIFICATION AND CERTAIN REMEDIES.

         8.1 OBLIGATION OF SELLERS TO INDEMNIFY FOR CERTAIN LIABILITIES. Any Seller having breached any Surviving Representations and Warranties, covenants or agreement of such Seller shall separately, and not jointly, indemnify Buyer and hold harmless and, upon Buyer's request, defend Buyer, and/or its affiliates, subsidiaries, directors, officers, employees, agents and assigns from and against any claims, demands, causes of action, proceedings, losses, liabilities, damages, deficiencies, interest, penalties, expenses, judgments and costs (including reasonable attorneys', consultants' and accountants' fees and disbursements, court costs, amounts paid in settlement and expenses of investigation) incurred by Buyer (collectively, "Losses") based upon, arising out of or otherwise in respect of the breach of such Surviving Representation and Warranty, covenant or agreement by such Seller, subject in each instance to Section 8.3 below, and provided however that the obligation of any Seller pursuant to this Section 8.1 with respect to a Loss shall be limited to (a) such Seller's ownership percentage as set forth in Exhibit 1.2(a) (Allocation of Purchase Price), multiplied by (b) the amount of such Loss. Any claim by Buyer hereunder shall be made no later than the first anniversary of the Closing Date. Buyer's indemnification rights under this Agreement shall be limited to Losses arising out of a breach of a Surviving Representation and Warranty, covenant or agreement and this shall be the sole remedy of Buyer with respect thereto.

         8.2 OBLIGATION OF BUYER TO INDEMNIFY. Buyer shall indemnify, defend and hold harmless each Seller and his, her or its respective heirs and assigns from and against any Losses (as the term "Losses" is defined in Section
8.1 above) arising out of or otherwise in respect of the breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement or in any document or other writing delivered pursuant to this Agreement and for any liabilities arising with respect to the operation of the Company after the Closing Date. Any claim by Sellers hereunder shall be made no later than the first anniversary of the Closing Date.

         8.3 CLAIMS. If any party (the "Indemnitee") receives notice of circumstances that would give rise to a claim by such party or notice of any claim or the commencement of any action or proceeding with respect to which any other party (or parties) is obligated to provide indemnification (the "Indemnifying Party") pursuant to Section 8.1 or 8.2 (a "Claim"), the Indemnitee shall promptly give the Indemnifying Party notice thereof. Within 30 days after such notice, the Indemnifying Party shall notify the Indemnitee whether it irrevocably elects to make payment of the amount claimed or, with respect to third party claims, to contest such claim by appropriate legal proceedings. The failure of the Indemnifying Party to notify the Indemnitee of its intention within such 30 days shall constitute and irrevocable election by them that it shall pay the amount claimed, as appropriate. Any defense of a claim shall be conducted by counsel of good standing chosen by Indemnitee and satisfactory to Indemnifying Party. Such defense shall be conducted at the expense of Indemnifying Party, except that if any proceeding involves both claims against which indemnity is granted hereunder and other claims for which indemnification is not granted hereunder, the expenses of defending against such claims shall be borne by the Indemnifying Party and the Indemnitee in respective proportions to the dollar amount of the claims for which they may be liable based on the aggregate dollar amount of the claims.

         8.4 OBLIGATIONS OF SELLERS TO REDUCE PURCHASE PRICE. The Purchase Price or the purchase price under the applicable Vineyard Sale Agreement(s), as the case may be, shall be reduced at the time of Closing with respect to any Losses (other than Environmental Remediation Costs and those relating to matters covered by insurance carried by or for the benefit of the Company) arising out of or otherwise in respect of the breach of any representation or warranty made by Sellers or Company to Buyer pursuant to this Agreement to the extent such Losses in the aggregate exceed $3 million but do not thereafter exceed $9 million (or $12 million in total). For the purposes of this Section 8.4, Losses shall also include Environmental Remediation Costs, if such Environmental Remediation Costs exceed $1 million. Subject to the procedure provided in ss.4.7 (Environmental Assessment), all Environmental Remediation Costs in excess of $1 million shall be a reduction of the Purchase Price or the purchase price under the applicable Vineyard Sale Agreement(s), as the case may be, irrespective of whether the aggregate of Losses and Environmental Remediation Costs exceed $3 million. In the event Losses (not including the Environmental Remediation Costs) exceed $3 million and the Environmental Remediation Costs do not exceed $1 million, then the Purchase Price or the purchase price under the applicable Vineyard Sale Agreements, as the case may be, shall be reduced by the total of Losses exceeding $3 million plus all such Environmental Remediation Costs. To the extent Losses exceed $3 million and include matters relating to the filing of Form 5500 by the Company, Sellers shall have the obligation, notwithstanding the above, to pay all Losses directly relating to such Form 5500 filings in cash to Buyer.

         9.       TERMINATION AND ABANDONMENT.

         9.1 METHODS OF TERMINATION. The transactions contemplated by this Agreement may be terminated at any time prior to the Closing as follows:

                  (a) By mutual consent of the parties to this Agreement evidenced in a writing signed by the parties;

                  (b) By either Buyer or Sellers in the event that the aggregate Losses for which adjustments to the Purchase Price would otherwise be made pursuant to this Agreement and the Vineyard Purchase Agreements exceeds $9 million;

                  (c) By the Company or Buyer at any time after the Initial Closing Date or any extension thereof pursuant to ss.1.4 (Closing), if the Closing has not occurred;

                  (d) By Buyer, if a condition set forth in Article 6 has not been satisfied; and

                  (e) By Sellers or the Company, if a condition set forth in Article 7 has not been satisfied.

         9.2 PROCEDURE UPON TERMINATION. In the event of termination pursuant to this Section 9, a written notice thereof shall forthwith be given by the terminating party to the other party and the transactions contemplated by this Agreement shall be terminated and abandoned without further actions. If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein, then:

                  (a) Each party will redeliver all documents, work papers, and other material of any other party relating to the transactions contemplated by this Agreement, whether obtained before or after the execution hereof, to the party furnishing the same; and

                  (b) The confidentiality of all confidential information received by any party hereto with respect to the business of any other party or its subsidiaries shall survive the termination of this Agreement.

         10.      MISCELLANEOUS.

         10.1 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.

         10.2 NOTICES. All notices, demands, requests, or other communications that may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be delivered in person, mailed by registered or certified mail, return receipt requested, or delivered by a commercial courier guaranteeing overnight delivery, addressed as follows:

If to the Company or Sellers:        (Via US Mail)
                                     Franciscan Vineyards, Inc.
                                     P.O. Box 407
                                     Rutherford, CA  94573

                                     (Via Federal Express)
                                     Franciscan Vineyards, Inc.
                                     1178 Galleron Road
                                     St. Helena, CA 94574

                                     Attention:  Jean-Michel Valette, President
                                     Facsimile:  (707) 963-7867
                                     e-mail:  jmv@franciscan.com

With a copy to:                      Farella Braun & Martel LLP
                                     235 Montgomery Street, 30th Floor
                                     San Francisco, CA 94104
                                     Attention:  Jeffrey P. Newman, Esq.
                                     Facsimile:  (415) 954-4480
                                     e-mail:  newmanj@fbm.com

With a copy to:                      Greene Radovsky Maloney & Share LLP
                                     Four Embarcadero Center, Suite 4000
                                     San Francisco, CA  94111-4106
                                     Attention:  Richard Greene, Esq.
                                     Facsimile:  (415) 777-4961
                                     e-mail:  rgreene@grmslaw.com

With a copy to:                      Heller, Ehrman, White & McAuliffe
                                     525 University Avenue, 10th Floor
                                     Palo Alto, CA  94301-1908
                                     Attention: Richard A. Peers, Esq.
                                     Facsimile:  (650) 324-0638
                                     e-mail:  rpeers@hewm.com

If to Buyer:                         Canandaigua Brands, Inc.
                                     300 Willowbrook Office Park
                                     Fairport, NY  14450

                                     Attention:  Robert Sands, Esq.
                                     Facsimile:  (716) 218-2120
                                     e-mail:  rob.sands@cbrands.com

With a copy to:                      Nixon, Hargrave, Devans & Doyle, LLP
                                     Clinton Square
                                     Rochester, NY  14603
                                     Attention:  James A. Locke III, Esq.
                                     Facsimile:  (716) 263-1600
                                     e-mail:  jlocke@nhdd.com


If a Party has furnished a facsimile and/or e-mail address, a nonbinding confirming copy of the Notice shall also be sent by facsimile transmission or e-mail. Delivery shall be effective upon delivery or refusal of delivery, with the receipt or affidavit of the United States Postal Service or overnight delivery service deemed conclusive evidence of such delivery or refusal. Each party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent.

         10.3 PUBLIC ANNOUNCEMENT. Neither the Company, Sellers or Buyer shall, without the approval of the other parties hereto, (which approval shall not be unreasonably withheld), make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall so be obligated by applicable law, in which case the other party shall be advised and the parties shall use their best efforts to cause a mutually agreeable release or announcement to be issued, provided that the parties shall cooperate in making a public announcement concerning this Agreement immediately following its execution. The foregoing shall not be deemed to preclude communications or disclosures necessary to implement the provisions of this Agreement.

         10.4 SUCCESSORS AND ASSIGNS. This Agreement and the rights, interests, and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Buyer shall have the right, on or prior to Closing, to assign its rights and delegate its duties pursuant to this Agreement to a wholly-owned subsidiary, provided, however, that Buyer shall remain liable for all obligations of such subsidiary.

         10.5 GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of California without giving effect to principles of conflicts of laws.

         10.6 WAIVER AND OTHER ACTION. This Agreement may be amended, modified, or supplemented only by a written instrument executed by the party against which enforcement of the amendment, modification, or supplement is sought.

         10.7 ENTIRE AGREEMENT. This Agreement, the Exhibits hereto, and the other documents executed or delivered pursuant hereto contain the complete agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings among the parties with respect to such transactions contemplated by this Agreement with the exception of the Non-Disclosure Agreement executed by the Company and Buyer as of March 23, 1999. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement.

         10.8 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof-, the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance (except to the extent such remaining provisions constitute obligations of another party to this Agreement corresponding to the unenforceable provision); and in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

         10.9 INTERPRETATION. This Agreement shall be construed according to the fair meaning of its language. The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement. Whenever the term "including" is used in this Agreement, it shall be interpreted as meaning "including, but not limited to" the matter or matters thereafter enumerated.

         10.10 THIRD PARTY BENEFICIARIES. Nothing in this Agreement is intended to confer upon any person other than the parties hereto and their successors and permitted assigns any rights or remedies under or by reason of this Agreement.

         10.11 ARBITRATION OF ENVIRONMENTAL DISPUTE. Any dispute arising from, or relating to, Environmental Remediation Costs shall be resolved at the request of any party through binding arbitration. Within 14 business days after demand for arbitration has been made by a party, the parties, and/or their counsel, shall meet to discuss the issues involved, to discuss a suitable arbitrator and arbitration procedure, and to agree on arbitration rules particularly tailored to the matter in dispute, with a view to the dispute's prompt, efficient, and just resolution. Upon the failure of the parties to agree upon arbitration rules and procedures within a reasonable time (not longer than thirty (30) days from the demand), the Commercial Arbitration Rules of the American Arbitration Association shall be applicable. Likewise, upon the failure of the parties to agree upon an arbitrator within a reasonable time (not longer than thirty (30) days from the demand), there shall be a panel comprised of one
(1) arbitrator, to be appointed by the American Arbitration Association. At least thirty (30) days before the arbitration hearing, the parties shall allow each other reasonable written discovery including the inspection and copying of documents and other tangible items relevant to the issues which are to be presented at the arbitration hearing. The arbitrator shall be empowered to decide any disputes regarding the scope of discovery. Fees for the arbitrator shall be divided equally between the parties, and the parties will be individually responsible for the payment of the fees. The prevailing party in any arbitration, proceeding or legal action arising out of, or in connection with, this Agreement shall be entitled to recover its reasonable attorneys' fees and costs incurred in connection with such arbitration, proceeding or legal action. The arbitrator shall determine who the prevailing party is for this purpose.

         The award rendered by the arbitrator shall be final and binding upon the parties. The arbitration shall be conducted in San Francisco, California. The California State Superior Court located in San Francisco, California shall have exclusive jurisdiction over disputes between the parties in connection with such arbitration and the enforcement thereof. The parties consent to the jurisdiction and venue of the California State Superior Court located in San Francisco, California. Notwithstanding the fact that the parties have agreed to have any disputes arising from, or related to, this Agreement resolved by binding arbitration, such arbitration provision shall not prevent the parties from seeking ancillary or equitable relief in connection therewith from the California State Superior Court, including specific performance.

         "NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE `ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE `ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY."

         BUYER _________________________       SELLERS _________________________

         COMPANY________________________

         10.12 VENUE. If any legal proceeding or any action (excluding arbitration described in Section 10.11) relating to this Agreement or any of the other agreements being executed and delivered in connection herewith, or any of the transactions contemplated hereby or thereby, is brought or otherwise initiated such action shall be brought in a court of appropriate jurisdiction sitting in San Francisco or Napa County, California if the claim is brought against the Company or any Seller(s); in Monroe County, New York if the claim is brought against Buyer. The Company, each Shareholder and Buyer (i) hereby irrevocably submits itself to the jurisdiction of a court of appropriate jurisdiction in these respective counties, and (ii) to the extent permitted by applicable law, hereby waives, and agrees not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, the defense that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that this Agreement or other agreements executed in connection herewith, or the subject matter thereof, may not be enforced in or by such courts. Without limiting the foregoing, Buyer, the Company and each of the Sellers consent to process being served on it in any such suit, action or proceeding at the address of such party set forth in
Section 10.2, and agree that they would generally prefer any suit action or claim under this Section 10.12 to be heard in federal, not state, court and shall use their best efforts to do so if there is applicable jurisdiction.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement with the intention of being bound by this Agreement as of the day and year first above written.



COMPANY:                                   BUYER:
FRANCISCAN VINEYARDS, INC.,                CANANDAIGUA BRANDS, INC.,
a Delaware corporation                     a Delaware corporation


By:/s/Jean-Michel Valette                  By:/s/Richard Sands
      Jean-Michel Valette, President          Richard Sands, President



SELLERS:

                                           HEIDRUN ECKES-CHANTRE UND KINDER
                                           BETEILIGUNGSVERWALTUNG II, GbR
/s/Agustin Huneeus
Agustin Huneeus, an individual

/s/Agustin Francisco Huneeus               By:  /s/Heidrun Eckes-Chantre
Agustin Francisco Huneeus, an individual        Heidrun Eckes-Chantre

/s/Jean-Michel Valette                     PETER EUGEN ECKES UND KINDER
Jean-Michel Valette, an individual         BETEILIGUNGSVERWALTUNG II, GbR


/s/Harald Eckes-Chantre                    By:  /s/Peter Eugen Eckes
Harald Eckes-Chantre, an individual             Peter Eugen Eckes
                                           Its: Managing Partner

/s/Christina Eckes-Chantre
Christina Eckes-Chantre, an individual


/s/Petra Eckes-Chantre
Petra Eckes-Chantre, an individual

The Registrant has omitted from this filing the Schedules listed below. The Registrant will furnish supplementally to the Commission, upon request, a copy of any omitted Schedule.

Exhibit        Description
-------        -----------
1.2(a)  Allocation of Purchase Price
1(g)    Steps in Closing
2       Disclosure Schedule
6.4(a)  Vineyard Sale Agreement
6.4(b)  Vineyard Sale Agreement
6.5     EVSA Stock Agreement
6.6     ACSA Stock Agreement
6.7(a)  ACSA and EVSA Shareholders Agreement
6.7(b)  Buy-Sell Agreement
6.8     ACSA Distribution Agreement
6.9(a)  Quintessa Grape Agreement
6.9(b)  Encinos Grape Agreement
6.9(c)  Lewis Grape Agreement
6.11    Wine Processing Agreement
6.12    Lewis Ranch Agreement
6.15    Employment and Consulting Agreement
6.18    Sellers' Opinions
6.18(b) Selling Partners' Opinion
7.16    Buyer's Opinion